Filed by Amcor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Berry Global Group, Inc.

Commission File No.: 333-284248

Date: January 13, 2025

On January 13, 2025, Amcor plc (‘Amcor’) and Berry Global Group, Inc. (‘Berry’) filed a preliminary joint proxy statement/prospectus (the ‘preliminary proxy statement’) on Form S-4 with the SEC in relation to the proposed merger of the two companies announced on November 19, 2024. The preliminary proxy statement includes unaudited pro forma combined financial information which give effect to the merger and certain related financing transactions, prepared in accordance with Article 11 of Regulation S-X and presented on a U.S. GAAP basis as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

To further aid in the analysis of the financial aspects of the merger, Amcor provides the following reconciliation of key financial metrics presented on a U.S. GAAP basis in the preliminary proxy statement to certain non-GAAP measures (the ‘Pro Forma Combined Adjusted Measures’) which Amcor’s management uses to measure and evaluate performance of the business and was used as the basis for disclosures made by Amcor and Berry upon announcement of the merger on November 19, 2024. Variations in U.S. GAAP accounting treatment and the Pro Forma Combined Adjusted Measures will not impact the underlying operational performance or cash generation of the combined company on a go forward basis. In calculating these Pro Forma Combined Adjusted Measures, Amcor excludes items that either have a non-recurring impact on the income statement or which, in the judgment of Amcor’s management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. The Pro Forma Combined Adjusted Measures include certain revenue, cost and other financial synergies expected to accrue to the combined company as a result of the merger. Assumptions used to determine the adjustments remain preliminary in nature and may change in the future. There can be no assurance that the combined company will realize such expected synergies in the amounts presented herein or at all. The Pro Forma Combined Adjusted Measures have not been prepared in accordance with Article 11 of Regulation S-X and are not presented on a U.S. GAAP basis.

The following table provides key pro forma adjusted financial metrics and is meant to provide shareholders of Amcor and Berry with certain financial information which Amcor’s management believes is useful to enable investors to perform comparisons of current and historical performance of Amcor and Berry.

Reconciliation of Pro Forma Combined GAAP Net Sales, Net Income and Diluted EPS to Pro Forma Combined Adjusted Net Sales, EBITDA, EBIT, Net Income and Diluted EPS including synergies for the Year Ended June 30, 2024

1.	Calculated in accordance with Article 11 of Regulation S-X. Reflects net income attributable solely to Amcor.
2.	Pre-tax adjustments reflect reconciling adjustments reported for Amcor and Berry (Berry adjusted to exclude reconciling amounts related to exited Health, Hygiene & Specialties segment) for the year ended June 30, 2024.
3.	Represents management adjustments related to the preliminary non-cash accounting treatment of fair market valuation of assets that will be acquired as a result of the merger. Other fair market valuation adjustments are predominantly one-time in nature. All fair market valuation estimates are preliminary in nature and subject to adjustments, which could be material, until finalization within one year from the date of the merger.
4.	Represents management estimate of refinancing costs at market rates expected at time of estimated refinancing less interest costs included in Pro Forma Combined Net income and presented in the proxy statement which assumes draw down of funds under higher cost Bridge Facility.
5.	Represents transaction costs estimated to be incurred by Amcor only, including advisory fees and other costs.
6.	Tax effect of Berry and Amcor pre-tax adjustments reflects reconciling tax impact reported for Amcor and Berry for the year ended June 30, 2024. Merger Transaction Pre-Tax Adjustments and Pro Forma Synergy Adjustments taxed at an assumed effective tax rate of 21%, excluding interest expense and synergies from refinancing of Berry debt adjustment which is taxed at an assumed effective tax rate of 25%.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group, Inc. (“Berry”), on January 13, 2024, Amcor filed with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that includes a preliminary joint proxy statement of Amcor and Berry that also constitutes a preliminary prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction (the “Preliminary Joint Proxy Statement/Prospectus”). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) will be mailed to shareholders of Amcor and Berry. Amcor and Berry may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Amcor or Berry may file with the SEC. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the Preliminary Joint Proxy Statement/Prospectus and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry are available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024, its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024 and its Current Report on Form 8-K, which was filed with the SEC on January 6, 2025. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 28, 2024, which was filed with the SEC on November 26, 2024 and its proxy statement for its 2025 annual meeting, which was filed with the SEC on January 7, 2025. Information about the directors and executive officers of Amcor and Berry, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Amcor’s shareholders and Berry’s stockholders generally, are contained in the Preliminary Joint Proxy Statement/Prospectus filed with the SEC and will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in the Preliminary Joint Proxy Statement/Prospectus, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Amcor and Berry, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Amcor’s and Berry’s control. None of Amcor, Berry or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor or Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s and Berry’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Amcor and Berry businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Amcor and Berry to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Amcor and Berry operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Amcor’s and/or Berry’s financial performance; and other risks and uncertainties identified from time to time in Amcor’s and Berry’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Amcor nor Berry undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Note Regarding Use of Non-GAAP Financial Measures

Included in this communication are measures of financial performance that are not calculated in accordance with U.S. GAAP. These measures include pro forma combined net sales, pro forma combined adjusted net sales, pro forma combined adjusted net sales including synergies, EBITDA (calculated as earnings before interest and tax and depreciation and amortization), pro forma combined EBITDA, pro forma combined adjusted EBITDA, pro forma combined adjusted EBITDA including synergies, EBIT (calculated as earnings before interest and tax), pro forma combined EBIT, pro forma combined adjusted EBIT, pro forma combined adjusted EBIT including synergies, pro forma combined net income, pro forma combined adjusted net income, pro forma combined adjusted net income including synergies, pro forma combined diluted earnings per share, pro forma combined adjusted earnings per share and pro forma combined adjusted earnings per share including synergies. In arriving at these non-GAAP measures, we exclude items that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: material restructuring programs, including associated costs such as employee severance, pension and related benefits, impairment of property and equipment and other assets, accelerated depreciation, termination payments for contracts and leases, contractual obligations, and any other qualifying costs related to restructuring plans; material sales and earnings from disposed or ceased operations and any associated profit or loss on sale of businesses or subsidiaries; changes in the fair value of economic hedging instruments on commercial paper and contingent purchase consideration; significant pension settlements; impairments in goodwill and equity method investments; material acquisition compensation and transaction costs such as due diligence expenses, professional and legal fees, and integration costs; material purchase accounting adjustments for inventory; amortization of acquired intangible assets from business combination; gains or losses on significant property and divestitures and significant property and other impairments, net of insurance recovery; certain regulatory and legal matters; impacts from highly inflationary accounting; and expenses related to the Company's Chief Executive Officer transition. Note that while amortization of acquired intangible assets is excluded from non-GAAP adjusted financial measures, the revenue of the acquired entities and all other expenses unless otherwise stated, are reflected in our non-GAAP financial performance earnings measures. The pro forma financial information presented herein are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the combined company’s actual results of operations or financial condition would be upon completion of the merger. In addition, the pro forma financial information presented herein reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual consideration transferred and the fair value of the assets and liabilities of Berry as of the date of the completion of the merger.

In the view of Amcor’s management, the estimated synergies presented herein were prepared on a reasonable basis, reflecting the best available estimates and judgments of Amcor’s management at the time of preparation and presented as of the time of preparation, to the best of Amcor’s management’s knowledge and belief, the expected course of action and the expected performance of the combined company. While presented with numerical specificity, the estimated synergies presented herein are subject to estimates and assumptions in many respects, inherently uncertain and, as a result, subject to interpretation. The estimates and assumptions used to prepare these estimated synergies may prove not to be appropriate for any number of reasons, including general economic conditions, trends in the packaging industry, including trends in capital spending, inventory and unit production, competition and the risks discussed under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the proxy statement. Such estimated synergies do not take into account any circumstances or events occurring after the date such information was prepared and also reflect assumptions as to certain business decisions that are subject to change.

Amcor also evaluates performance on a comparable constant currency basis, which measures financial results assuming constant foreign currency exchange rates used for translation based on the average rates in effect for the comparable prior year period. In order to compute comparable constant currency results, we multiply or divide, as appropriate, current-year U.S. dollar results by the current year average foreign exchange rates and then multiply or divide, as appropriate, those amounts by the prior-year average foreign exchange rates. We then adjust for other items affecting comparability. While not all inclusive, examples of items affecting comparability include the difference between sales or earnings in the current period and the prior period related to disposed, or ceased operations. Comparable constant currency net sales performance also excludes the impact from passing through movements in raw material costs.

Amcor believes that these non-GAAP measures are useful to enable investors to perform comparisons of current and historical performance of the Company. For each of these non-GAAP financial measures, a reconciliation to the most directly comparable U.S. GAAP financial measure has not been provided herein in accordance with Rule 100(d) of Regulation G relating to non-GAAP financial measures included in communication relating to a proposed business combination. These non-GAAP financial measures should not be construed as a substitute for, or superior to, results determined in accordance with U.S. GAAP, are not reported by all of Amcor’s competitors and may not be directly comparable to similarly titled measures of Amcor’s competitors given potential differences in the exact method of calculation.

None of Amcor, Berry, the combined company or their respective affiliates officers, directors, advisors or other representatives can provide any assurance that actual results will not differ from the pro forma financial information presented herein, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the pro forma financial information presented herein to reflect circumstances existing after the date of preparation or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such financial information, are shown not to be appropriate. None of Amcor or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Amcor shareholder regarding the ultimate performance of the combined company compared to the pro forma financial information presented herein. Amcor has made no representation to Berry, in the merger agreement or otherwise, concerning the pro forma financial information presented herein.